February 2, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Jonathan E. Gottlieb
      Re:     First Busey Corporation
Request for Acceleration of Effectiveness of Form S-4
SEC File No. 333-209066 ("Registration Statement")
Dear Mr. Gottlieb:
On behalf of First Busey Corporation, as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will be declared effective at 4:30 p.m. (Washington, D.C. time) or as soon as practicable thereafter on Wednesday, February 3, 2016.
The undersigned officer of the registrant, on behalf of the registrant, acknowledges that:
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should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

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the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The staff should feel free to telephone Abdul R. Mitha of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant's legal counsel, at (312) 629-5171 with any questions or comments.
Very truly yours,
First Busey Corporation

/s/ Robin N. Elliott
Robin N. Elliott
Executive Vice President & Chief Financial Officer